Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Nine Months Ended September 30,
(dollars in thousands)	2011	2012	2013	2014	2015	2016	2015
Net income	$6,858	$7,890	$40,139	$253,518	$262,570	$218,284	$186,041
Income tax expense (benefit)	5,542	8,242	22,841	(110,092)	22,058	9,730	18,278
Fixed charges	239,842	227,520	221,584	182,472	179,881	159,518	134,382
Earnings	252,242	243,652	284,564	325,898	464,509	387,532	338,701
Interest expense, net	170,524	156,762	146,112	105,152	98,399	92,463	73,925
Rents under leases representative of an interest factor (1/3)	68,953	70,393	75,107	76,955	81,117	66,782	60,184
Preferred dividends	365	365	365	365	365	273	273
Fixed charges	239,842	227,520	221,584	182,472	179,881	159,518	134,382
Ratio of earnings to fixed charges	1.1x	1.1x	1.3x	1.8x	2.6x	2.4x	2.5x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.